Exhibit 2.10.2

Amendment to the Nycon Asset Purchase and Consulting Agreements
Dated April 1, 2008 and March 9, 2008

A Seller, Frank Gencarelli, has agreed, as of December 10, 2009 to these revisions to Article 3.1 of the Asset Purchase Agreement between New Nycon, Inc. (Buyer) and Frank Gencarelli (Seller) as well as the Consulting Agreement in accordance with the following terms and conditions.

1.
As full consideration to be paid to the Seller for accepting the following revisions to the prior Agreements between Buyer and Seller, Pure Earth, Inc. shall deliver to Seller Three Thousand Seven Hundred Fifty (3,750) shares of Pure Earth, Inc. Series C Convertible Preferred Stock at an Offering Price of $10.00 per Share in accordance with RPM attached.

2.	The Seller’s contingent earn out of $600,000 based on EBITDA shall be reduced to zero (0) permanently.

3.
The Seller’s note for $75,000 owed to Bank of America, and any and all obligations or liabilities related thereto, shall revert back from Buyer to Seller effective December 10, 2009 and be the Seller’s sole responsibility.

4.
The Consulting Agreement and amount paid to Frank Gencarelli (Seller) from Buyer shall be reduced from $1,700 per month to zero ($0) per month effective December 10, 2009 and be eliminated permanently.

All other terms and conditions shall remain in full force and effect for both the Asset Purchase Agreement and the Consulting Agreement.

Sellers:	Buyer:

/s/ Frank Gencarelli	/s/ Brent Kopenhaver
Frank Gencarelli	Brent Kopenhaver

Date: 12/10/09	Date: 12/10/09

/s/ Robert Cruso
Robert Cruso

Date: 12/10/09